First Busey Corporation

100 W. University Ave.

Champaign, Illinois  61820

February 1, 2010

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Re:	First Busey Corporation
Request for Withdrawal of Registration Statement on Form S-3,
SEC File No. 333-153600

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), First Busey Corporation and First Busey Statutory Trust V (collectively, the “Registrants”) hereby respectfully request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrants’ Registration Statement on Form S-3 (Registration No. 333-153600), initially filed with the Commission on September 19, 2008, together with all exhibits thereto (the “Registration Statement”).

Due to prevailing market conditions, the Registrants have determined not to use the Registration Statement for a public offering at this time.  The Registrants hereby confirm that no securities have been sold pursuant to the Registration Statement.

The Registrants request that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

The Company understands that this application for withdrawal will be effective immediately, although, pursuant to Rule 477 under the Securities Act, the Commission may within the next fifteen calendar days determine that the request should not be granted.

The staff should feel free to telephone Robert Fleetwood of Barack Ferrazzano Kirschbaum & Nagelberg LLP, the Registrants’ legal counsel, at (312) 629-7329 with any questions or comments.

Very truly yours,

First Busey Corporation		First Busey Statutory Trust V

By:	/s/ Barbara J. Harrington	By:	First Busey Corporation, as depositor
Barbara J. Harrington
	Chief Financial Officer	By:	/s/ Barbara J. Harrington
Barbara J. Harrington
Chief Financial Officer